FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

ANNUAL REPORT

of

FEDERATIVE REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Roberto Abdenur

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission (i) the recent developments in the Republic as of November 7, 2006, included as Exhibit P hereof, and (ii) the legal opinions included as Exhibits Q and R hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procuradoria–Geral da Fazenda Nacional) in connection with any issue of securities under the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 14th day of November, 2006.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Sônia de Almendra Freitas Portella Nunes
Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.	Page No.
A: None
B: None
*C: Copy of the 2006 Annual Budget of the Republic (in Portuguese)—filed by paper filing under cover of Form SE
*D: Current Description of the Republic
*E: Dealer Managers Agreement, dated July 27, 2006, among the Republic, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.
*F: Exchange Agent and Luxembourg Exchange Agent Agreement, dated July 27, 2006, among the Republic, Deutsche Bank Trust Company Americas, Deutsche Bank AG London and Deutsche Bank Luxembourg S.A.
*G: Recent Developments in the Republic as of August 3, 2006
*H: Opinion dated August 17, 2006 of Arnold & Porter LLP relating to U.S.$500,043,000 aggregate principal amount of 7.125% Global Bonds due 2037
*I: Opinion dated August 17, 2006 of the Deputy Attorney General of the National Treasury of the Republic relating to U.S.$500,043,000 aggregate principal amount of 7.125% Global Bonds due 2037
*J: Recent Developments in the Republic as of September 6, 2006
*K: Opinion dated September 13, 2006 of Arnold & Porter LLP relating to R$1,600,000,000 aggregate principal amount of 12.50% Global BRL Bonds due 2022

*L: Opinion dated September 13, 2006 of Acting Deputy Attorney General of the National Treasury of the Republic relating to R$1,600,000,000 aggregate principal amount of 12.50% Global BRL Bonds due 2022

*M: Recent Developments in the Republic as of October 5, 2006
*N: Opinion dated October 13, 2006 of Arnold & Porter LLP relating to R$650,000,000 aggregate principal amount of 12.50% Global BRL Bonds due 2022
*O: Opinion dated October 13, 2006 of Acting Deputy Attorney General of the National Treasury of the Republic relating to R$650,000,000 aggregate principal amount of 12.50% Global BRL Bonds due 2022
P: Recent Developments in the Republic as of November 7, 2006
Q: Opinion dated November 14, 2006 of Arnold & Porter LLP relating to U.S.$1,500,000,000 aggregate principal amount of 6% Global Bonds due 2017
R: Opinion dated November 14, 2006 of Acting Deputy Attorney General of the National Treasury of the Republic relating to U.S.$1,500,000,000 aggregate principal amount of 6% Global Bonds due 2017

*	Previously filed.